March 9, 2016

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of Yukon
Superintendent of Securities, Government of the Northwest Territories
Superintendent of Securities, Government of Nunavut

Re:	Lake Shore Gold Corp. (“Lake Shore”)

Pursuant to section 8.3(1) of National Instrument 43-101 – Standards for Disclosure of Mineral Projects, I, Natasha Vaz, P. Eng., Vice-President of Technical Services for Lake Shore, hereby consent to the public filing of the following technical reports:

•

43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada dated February 29, 2016 with an effective date of December 31, 2015;

•	NI 43-101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015, with an effective date of December 31, 2014;

(collectively, the “Technical Reports”).

I also consent to the use of my name and reference to the Technical Reports in the management information circular of Lake Shore dated March 7, 2016 (the “Lake Shore Circular”) and the management information circular of Tahoe Resources Inc. (“Tahoe”) dated March 1, 2016 (the “Tahoe Circular”) with respect to an arrangement involving Lake Shore and Tahoe, and to the use of extracts from, or a summary of, or incorporation by reference of, the Technical Reports in the Lake Shore Circular and the Tahoe Circular.

Further, I confirm that I have read the Lake Shore Circular and the Tahoe Circular and the information in the Lake Shore Circular and the Tahoe Circular fairly and accurately represents the information in the sections of the Technical Reports for which I am responsible.

“Natasha Vaz”
_________________________
Natasha Vaz, P. Eng.